Exhibit 99.1 Press release

Quarterhill Acquires Belgium’s iCOMS Detections S.A.

iCOMS to be integrated into Quarterhill subsidiary, International Road Dynamics

OTTAWA, Canada – July 18, 2017 – Quarterhill Inc. (“Quarterhill”) (TSX: QTRH) (NASD: QTRH), announced today that it has completed the acquisition of all the issued and outstanding shares of iCOMS Detections S.A. (“iCOMS”) for cash of €1.0 million (USD $1.1 million). iCOMS is an Intelligent Transportation Systems company located in Brussels, Belgium and will be integrated into Quarterhill’s wholly-owned subsidiary, International Road Dynamics Inc. (“IRD”).

Founded in 1993, iCOMS specializes in the design and manufacture of radar microwave detectors and equipment. The company’s products and services are used to detect and count vehicles, bicycles and pedestrians in urban intersections, as speed measurement and warning systems, as traffic counting and data collection systems, and for intelligent lighting. An innovative new radar product, “I-COUNT”, has recently been developed to collect speed, size and distance data for multilane applications. iCOMS’s customers are located throughout Europe and the United Kingdom. For the year ended December 31, 2016, the company generated sales of approximately €1.6 million (USD $1.8 million).

“The iCOMS management team has a reputation for innovation and longstanding customer relationships and we are pleased to have them join IRD as part of this transaction,” said Terry Bergan, President and CEO of IRD. “iCOMS provides IRD with an expanded and important presence in the rapidly growing European ITS market, and adds new and innovative radar products and services that we can now offer to our North American and other global customers.”

“This tuck-in acquisition will enable IRD to expand their geographic footprint and create new revenue opportunities,” said Shaun McEwan, Interim CEO of Quarterhill. “IRD’s strategic plan calls for organic and acquisitive growth and ultimately, broader expansion into the Industrial Internet of Things market. This transaction is a milestone on their path to achieve that growth potential.”

About IRD

IRD is a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry.  IRD is a North American company based in Saskatoon, Saskatchewan, Canada with sales and service offices throughout the United States and overseas.  Private corporations, transportation agencies and highway authorities around the world use IRD's products and advanced systems to manage and protect their highway infrastructures.

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams.

www.quarterhill.com© copyright Quarterhill 20171

Press release

Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

Interim CEO

Quarterhill Inc.

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com

Terry Bergan

President and CEO

International Road Dynamics Inc.

T: 306.653.6600

E: terry.bergan@irdinc.com

www.quarterhill.com© copyright Quarterhill 20172